EXHIBIT 99.1

FirstService Reports Third Quarter 2025 Results

FirstService Residential Division Drives Growth

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024

Revenues (millions)	$1,447.6	$1,396.0	$4,114.1	$3,851.5
Adjusted EBITDA (millions) (note 1)	164.8	160.0	425.2	375.8
Adjusted EPS (note 2)	1.76	1.63	4.39	3.66

GAAP Operating Earnings	115.6	125.9	252.2	247.9
GAAP Diluted EPS	1.24	1.34	2.32	2.26

TORONTO, Oct. 23, 2025 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its third quarter ended September 30, 2025. All amounts are in US dollars.

Consolidated revenues for the third quarter were $1.45 billion, a 4% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 3% to $164.8 million, and Adjusted EPS (note 2) was $1.76, reflecting 8% growth over the prior year quarter. During the third quarter, FirstService reported GAAP Operating Earnings of $115.6 million, versus $125.9 million in the prior year period. GAAP diluted earnings per share was $1.24 in the quarter, versus $1.34 for the same quarter a year ago.

For the nine months ended September 30, 2025, consolidated revenues were $4.11 billion, a 7% increase relative to the comparable prior year period, Adjusted EBITDA was $425.2 million, up 13%, and Adjusted EPS was $4.39, an increase of 20% over the prior year period. FirstService’s GAAP Operating Earnings were $252.2 million in the current year period, versus $247.9 million in the prior year. GAAP diluted earnings per share for the nine months year-to-date was $2.32, compared to $2.26 in the prior year period.

“We are pleased with the resilient growth in our consolidated third quarter results, despite weather-related and broader commercial macroeconomic headwinds which tempered the organic top-line within our Brands division,” said Scott Patterson, Chief Executive Officer of FirstService. “While we see these market challenges continuing to impact our performance in the fourth quarter, our businesses will collectively deliver a solid year of growth and profitability,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates approximately US$5.5 billion in annual revenues and has more than 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $605.4 million for the third quarter, up 8% compared to the prior year quarter, including organic growth of 5% driven by new contract wins. Adjusted EBITDA for the quarter was $66.4 million, an increase of 13% compared to the prior year period. Operating Earnings were $53.3 million, versus $49.1 million for the third quarter of last year. The increase in Adjusted EBITDA margin compared to the prior year reflects sustained progress with labor-driven operational efficiencies, consistent with improvements realized in recent quarters.

FirstService Brands revenues during the third quarter were $842.1 million, up 1% relative to the prior year period. On an organic basis, division revenues declined 4%, with reduced activity levels in our restoration and roofing operations offsetting strong growth at Century Fire Protection. Adjusted EBITDA for the third quarter was $102.1 million, compared to $105.8 million in the prior year period. Operating Earnings were $73.7 million, versus $87.1 million in the prior year quarter. Margins for the division were lower than prior year due to the negative operating leverage associated with the decline in organic revenue growth at our restoration and roofing service lines. The decrease in the Operating Earnings margin was further impacted by the comparison to an acquisition-related positive fair value adjustment on a contingent upside earn-out structure which we previously noted in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $3.7 million in the third quarter, relative to $4.4 million in the prior year period. GAAP corporate costs for the quarter were $11.4 million, relative to $10.2 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, October 23, 2025 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register-conf.media-server.com/register/BIb70c05d5a9c6431394c6be75540419f1 to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/5apa7p6e . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2024 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2025	2024	2025	2024

Net earnings	$70,887	$77,761	$140,398	$137,595
Income tax	27,700	26,372	57,377	50,971
Other income, net	(1,138)	(381)	(2,220)	(2,376)
Interest expense, net	18,179	22,150	56,609	61,707
Operating earnings	115,628	125,902	252,164	247,897
Depreciation and amortization	46,635	41,409	136,443	117,441
Acquisition-related items	(4,100)	(13,036)	15,795	(9,130)
Stock-based compensation expense	6,617	5,699	20,772	19,626
Adjusted EBITDA	$164,780	$159,974	$425,174	$375,834

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$53,279	$73,720	$(11,371)
Depreciation and amortization	12,164	34,449	22
Acquisition-related items	920	(6,082)	1,062
Stock-based compensation expense	-	-	6,617
Adjusted EBITDA	$66,363	$102,087	$(3,670)

Three months ended, September 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$49,059	$87,064	$(10,221)
Depreciation and amortization	8,871	32,516	22
Acquisition-related items	660	(13,814)	118
Stock-based compensation expense	-	-	5,699
Adjusted EBITDA	$58,590	$105,766	$(4,382)

Nine months ended, September 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$134,152	$154,728	$(36,716)
Depreciation and amortization	34,589	101,786	68
Acquisition-related items	4,748	8,555	2,492
Stock-based compensation expense	-	-	20,772
Adjusted EBITDA	$173,489	$265,069	$(13,384)

Nine months ended, September 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$124,824	$160,171	$(37,098)
Depreciation and amortization	27,067	90,306	68
Acquisition-related items	1,385	(11,685)	1,170
Stock-based compensation expense	-	-	19,626
Adjusted EBITDA	$153,276	$238,792	$(16,234)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Segment Adjusted EBITDA.

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2025	2024	2025	2024

Net earnings	$70,887	$77,761	$140,398	$137,595
Non-controlling interest share of earnings	(6,709)	(7,756)	(11,430)	(11,985)
Acquisition-related items	(4,100)	(13,036)	15,795	(9,130)
Amortization of intangible assets	18,828	17,825	57,051	50,065
Stock-based compensation expense	6,617	5,699	20,772	19,626
Income tax on adjustments	(4,514)	(6,821)	(20,656)	(20,210)
Non-controlling interest on adjustments	(197)	97	(1,186)	(487)
Adjusted net earnings	$80,812	$73,769	$200,744	$165,474

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2025	2024	2025	2024

Diluted net earnings per share	$1.24	$1.34	$2.32	$2.26
Non-controlling interest redemption increment	0.15	0.21	0.50	0.52
Acquisition-related items	(0.05)	(0.28)	0.29	(0.20)
Amortization of intangible assets, net of tax	0.29	0.27	0.86	0.77
Stock-based compensation expense, net of tax	0.13	0.09	0.42	0.31
Adjusted earnings per share	$1.76	$1.63	$4.39	$3.66

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired businesses for a period of twelve months following their acquisition.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)

	Three months		Nine months
	ended September 30		ended September 30
	2025	2024	2025	2024

Revenues	$1,447,565	$1,396,041	$4,114,124	$3,851,545

Cost of revenues	960,420	936,573	2,737,222	2,587,613
Selling, general and administrative expenses	328,982	305,193	972,500	907,724
Depreciation	27,807	23,584	79,392	67,376
Amortization of intangible assets	18,828	17,825	57,051	50,065
Acquisition-related items (1)	(4,100)	(13,036)	15,795	(9,130)
Operating earnings	115,628	125,902	252,164	247,897
Interest expense, net	18,179	22,150	56,609	61,707
Other income, net	(1,138)	(381)	(2,220)	(2,376)
Earnings before income tax	98,587	104,133	197,775	188,566
Income tax	27,700	26,372	57,377	50,971
Net earnings	70,887	77,761	140,398	137,595
Non-controlling interest share of earnings	6,709	7,756	11,430	11,985
Non-controlling interest redemption increment	7,010	9,472	22,899	23,711
Net earnings attributable to Company	$57,168	$60,533	$106,069	$101,899

Net earnings per common share
Basic	$1.25	$1.34	$2.33	$2.27
Diluted	1.24	1.34	2.32	2.26

Adjusted earnings per share (2)	$1.76	$1.63	$4.39	$3.66

Weighted average common shares (thousands)
Basic	45,568	45,047	45,462	44,961
Diluted	45,924	45,336	45,732	45,163

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	September 30, 2025	December 31, 2024

Assets
Cash and cash equivalents	$219,916	$227,598
Restricted cash	25,595	16,088
Accounts receivable	958,606	947,517
Prepaid and other current assets	397,243	368,150
Current assets	1,601,360	1,559,353
Other non-current assets	28,937	28,007
Deferred income tax	2,134	2,114
Fixed assets	286,263	253,994
Operating lease right-of-use assets	275,537	240,518
Goodwill and intangible assets	2,191,125	2,110,866
Total assets	$4,385,356	$4,194,852

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$554,054	$541,509
Unearned revenues	217,243	190,885
Other current liabilities	64,818	23,690
Operating lease liabilities - current	58,038	53,115
Long-term debt - current	13,784	41,567
Current liabilities	907,937	850,766
Long-term debt - non-current	1,191,438	1,257,143
Operating lease liabilities - non-current	248,749	214,423
Other liabilities	124,776	150,542
Deferred income tax	100,801	84,895
Redeemable non-controlling interests	472,172	449,337
Shareholders' equity	1,339,483	1,187,746
Total liabilities and equity	$4,385,356	$4,194,852

Supplemental balance sheet information
Total debt	$1,205,222	$1,298,710
Total debt, net of cash	985,306	1,071,112

Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2025	2024	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$70,887	$77,761	$140,398	$137,595
Items not affecting cash:
Depreciation and amortization	46,635	41,409	136,443	117,441
Deferred income tax	(830)	(2,265)	(2,420)	(6,814)
Other	518	(7,155)	29,870	7,229
	117,210	109,750	304,291	255,451

Changes in non-cash working capital
Accounts receivable	34,649	(17,343)	19,828	(19,983)
Payables and accruals	(13,312)	30,635	(26,475)	7,353
Other	(12,185)	(46,031)	32,802	(43,866)
Net cash provided by operating activities	126,362	77,011	330,446	198,955

Investing activities
Acquisition of businesses, net of cash acquired	(44,469)	(4,016)	(96,385)	(158,665)
Purchases of fixed assets	(33,663)	(26,560)	(96,601)	(80,882)
Other investing activities	(1,372)	3,715	(10,042)	2,715
Net cash used in investing activities	(79,504)	(26,861)	(203,028)	(236,832)

Financing activities
Increase (decrease) in long-term debt, net	(36,941)	(36,764)	(91,768)	99,964
Purchases of non-controlling interests, net	(4,597)	(3,963)	(33,943)	(25,405)
Dividends paid to common shareholders	(12,501)	(11,253)	(36,315)	(32,551)
Distributions paid to non-controlling interests	(1,828)	(3,267)	(13,430)	(7,737)
Other financing activities	28,869	9,787	49,775	32,577
Net cash used in financing activities	(26,998)	(45,460)	(125,681)	66,848

Effect of exchange rate changes on cash	781	(151)	88	200

Increase in cash, cash equivalents and restricted cash	20,641	4,539	1,825	29,171

Cash, cash equivalents and restricted cash, beginning of period	224,870	231,509	243,686	206,877

Cash, cash equivalents and restricted cash, end of period	$245,511	$236,048	$245,511	$236,048

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2025
Revenues	$605,426	$842,139	$-	$1,447,565
Adjusted EBITDA	66,363	102,087	(3,670)	164,780

Operating earnings	53,279	73,720	(11,371)	115,628

2024
Revenues	$559,585	$836,456	$-	$1,396,041
Adjusted EBITDA	58,590	105,766	(4,382)	159,974

Operating earnings	49,059	87,064	(10,221)	125,902

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2025
Revenues	$1,723,536	$2,390,588	$-	$4,114,124
Adjusted EBITDA	173,489	265,069	(13,384)	425,174

Operating earnings	134,152	154,728	(36,716)	252,164

2024
Revenues	$1,613,213	$2,238,332	$-	$3,851,545
Adjusted EBITDA	153,276	238,792	(16,234)	375,834

Operating earnings	124,824	160,171	(37,098)	247,897

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566